UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

PHARMA-BIO SERV, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71711N 10 0

(CUSIP Number)

Elizabeth Plaza

Sardinera Beach Building

Calle Marginal Costa De Oro C-3, Suite 2

Dorado, Puerto Rico 00646

787-278-2709

(Name, Address and Telephone Number of Person

Authorized to receive Notices and Communications)

January 4, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71711N 10 0

1.	Names of Reporting Persons Elizabeth Plaza

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,099,241

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,099,241

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,099,241

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.8% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 23,001,627 shares of Common Stock of the Issuer outstanding at September 10, 2020, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended July 31, 2020, filed with the Securities and Exchange Commission on September 14, 2020.

This Amendment No. 4 (the “Amendment”) amends and supplements the Statement on Schedule 13D filed on July 11, 2008, and amended on August 10, 2009, January 12, 2010, and February 14, 2012 (collectively, the “Original Schedule 13D”) by Elizabeth Plaza (the “Reporting Person”) relating to the common stock, par value $0.001 per share of Pharma-Bio Serv, Inc., a Delaware corporation (the “Issuer”). Any capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs to the end of the item:

The Reporting Person previously received irrevocable proxies (each, a “Proxy”, and collectively, the “Proxies”) to vote an aggregate of 5,070,277 shares of the Issuer’s common stock from Venturetek, LLP, a greater than 5% shareholder, and LDP Family Partnership LP and Krovim, LLC, two entities affiliated with Dov Perlysky, a director of the Issuer.  The Reporting Person was informed of the purported termination of the Proxies on January 4, 2021 and, upon termination of the Proxies, the Reporting Person ceased to have voting power over the 5,070,277 shares of the Issuer’s common stock previously subject to the Proxies.

Item 5.	Interest in Securities of Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) As of January 4, 2021, the Reporting Person beneficially owns 4,099,241 shares of the Issuer’s common stock, constituting approximately 17.8% of the Issuer’s issued and outstanding common stock (based on 23,001,627 shares issued and outstanding as of July 31, 2020).

(b) The Reporting Person has sole voting power and sole dispositive power over 4,099,241 shares of the Issuer’s common stock.

(c) The Reporting Person has not effected any transaction in the Issuer’s common stock during the past 60 days.

(d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is deleted in its entirety and replaced with the following text:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer including, but not limited to, transfer of or voting of any of the securities of the Issuer, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over such securities (except the disclosure of standard default and similar provisions contained in loan agreements).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2021	By:	/s/ Elizabeth Plaza
Elizabeth Plaza